Exhibit (c)(2)


                               M E M O R A N D U M


TO:        File

FROM:      G. Clyde Buck
           John R. Bubb

DATE:      March 31, 2003

--------------------------------------------------------------------------------



RE: Logic memo to support SMH Fairness Opinion concerning the fairness to the public common shareholders (the "Shareholders") of Allcity Insurance Company ("Allcity") of a proposed tender offer by Leucadia National Corporation ("Leucadia") to acquire the publicly held outstanding common stock of Allcity (approximately 9% of the total shares outstanding) at a price of approximately $2.75 per share in cash (the "Transaction").

                                TABLE OF CONTENTS

                                                                    PAGE

A. BACKGROUND OF ALLCITY                                              3

B. BACKGROUND OF THE TRANSACTION                                      7

C. SUMMARY OF CRITICAL FACTORS TO SUPPORT
   SMH'S FAIRNESS OPINION                                             9

EXHIBITS
--------

I.      Summaries of financial statements:

        o Allcity historical GAAP financial statements for 1999, 2000, 2001 and 2002.

        o Allcity historical statutory financial statement summary 1999, 2000, 2001 and 2002.


II.     Detailed historical statutory financial statements:

        o Allcity historical statutory income statement for nine months ended September 30, 2001 and 2002.

        o Allcity historical statutory income statement for years ended December 31, 1999, 2000, 2001 and 2002.

        o Allcity historical statutory balance sheet for quarter ended September 30, 2002.

        o Allcity historical statutory balance sheets for years ended December 31, 1999, 2000, 2001 and 2002.

        o Allcity historical statutory cash flow statement for nine months ended September 30, 2002.

        o Allcity historical statutory cash flow statements for years ended December 31, 1999, 2000, 2001 and 2002.

III.    Question and answer documentation between SMH and management.

A.         BACKGROUND OF ALLCITY


           Allcity Insurance Company ("Allcity" or the "Company") is a property and casualty insurer headquartered in New York City. Empire Insurance Company ("Empire"), a property and casualty insurer, owns approximately 84.6% of the outstanding common shares of the Company. Empire's common shares are 100%-owned and controlled, through subsidiaries, by Leucadia National Corporation ("Leucadia"). Additionally, Leucadia indirectly owns an additional 6.7% of the outstanding common shares of the Company. The Company and Empire are sometimes hereinafter collectively referred to as "the Group." Prior to December 31, 2001, the Group also included Empire's wholly-owned insurance subsidiary, Centurion Insurance Company ("Centurion"), which was merged into Empire effective December 31, 2001.

           Historically, the Group specialized in commercial and personal property and casualty insurance business primarily in the New York metropolitan area. The Group offered insurance products for vehicles (including medallion and radio-controlled livery vehicles), general liability coverage, property coverage (including mercantile and multi-family residential real estate) and workers' compensation to commercial accounts and private passenger automobile and homeowners products to individuals.

           During the past several years, the Group experienced poor underwriting results and adverse reserve development in all of its lines of business. During 2001, the Group explored its options for developing a new business model and strategy. After evaluating these options, the Group announced in December 2001 that it had determined that it was in the best interest of its shareholders and policyholders to commence an orderly liquidation of all of its operations. The Group will only accept business that it is obligated to accept by contract or New York insurance law; it will not engage in any other business activities except for its claims runoff operations. The voluntary liquidation of its operations is expected to be substantially complete by 2005. Given the Group's and the

           Company's current financial condition, the expected costs to be incurred during the claims runoff period, and the inherent uncertainty over ultimate claim settlement values, no assurance can be given that the Company's shareholders will be able to receive any value at the conclusion of the voluntary liquidation of its operations.

           As of February 25, 2003, the Group was rated "F" (in liquidation) by A.M. Best Company ("Best"). Given the Group's decision to commence an orderly liquidation of all of its operations, the Best rating is not expected to have any impact on the Company's operations. As with all ratings, Best ratings are subject to change at any time.

           In March 2001, the Group had announced that, effective immediately, it would no longer issue any new (as compared to renewal) insurance policies in any lines of business and that it had filed plans of orderly withdrawal with the New York Insurance Department as required. Commercial lines policies were non-renewed or canceled in accordance with New York insurance law or replaced by Tower Insurance Company of New York or Tower Risk Management (collectively, "Tower") under the 2001 agreement for the sale of the Group's renewal rights (the "Tower Agreement"). Starting in the second quarter of 2001, Tower purchased the renewal rights for substantially all of the Group's remaining lines of business, excluding private passenger automobile and commercial automobile/garage, for a fee based on the direct written premium actually renewed by Tower. The amount of the fee was approximately $1.3 million, of which the Company's share was $0.4 million.

           Allcity's existing policies of private passenger automobile insurance may be either sold, non-renewed or cancelled in accordance with New York insurance law. If the private passenger automobile book of business is not sold, it is expected that the Group will continue to issue renewal policies over the next several years as required by applicable insurance law. The Group will continue to be responsible for the remaining term of its existing policies and all claims incurred prior to the expiration of these policies. After the expiration of its existing commercial lines policies, the Group will thereafter have no renewal obligations for those policies. Under New York insurance law, the Group is obligated to offer renewals of homeowners, dwelling fire, personal insurance coverage and personal umbrella for a three-year policy period; however, the Tower Agreement obligates Tower to offer their own policies as replacements for the Group's policies. Excluding the remaining terms of existing policies that the Group intends to either non-renew, cancel or that will be replaced by Tower, as of December 31, 2002, the Group's in force premium volume totaled approximately $5.3 million. As indicated above, these policies are primarily personal lines policies whose volume will continue to decline as the Group exercises its non-renewal rights under New York insurance law.

           All insurance business written by the Company is subject to a pooling agreement with Empire under which the Company and Empire effectively operate as one company. The pooling agreement and subsequent amendments were approved by the New York Insurance Department. The Company operates under the same general management as Empire and has full use of Empire's personnel, information technology systems and facilities. As of December 31, 2002, Empire and its subsidiaries had approximately 95 full and part-time employees. Currently, and for all periods presented, all premiums, losses, loss adjustment expenses, (i.e., LAE), and other underwriting expenses are shared on the basis of 70% to Empire and 30% to the Company. Pursuant to the pooling agreement, the Company has a net reinsurance recoverable from Empire. As of December 31, 2002, the Company's reinsurance recoverable from Empire was approximately $91.2 million, representing approximately 44% of the Company's total assets as of December 31, 2002. While this Empire liability to Allcity is reflected on Empire's stand-alone statutory financial statements, Empire's statutory surplus (after deducting this liability) was $5.3 million as of December 31, 2002, which was approximately $2.0 million above the minimum required under New York insurance regulations. The Company currently believes that its reinsurance recoverable from Empire is fully collectible;

           however, further significant deterioration in Empire's surplus could impair Empire's ability to pay the full amount due to the Company. Further, any adverse regulatory action taken against Empire in the future could also impair the Company's ability to fully collect its reinsurance recoverable. Empire is by far Allcity's most significant reinsurer, as represented by its large reinsurance recoverable.

           Effective February 25, 2002, the Company's common shares were delisted from the Nasdaq Stock Market, Inc. ("Nasdaq") National Market System because of the Company's failure to hold an annual shareholders' meeting in 2001 and to otherwise meet Nasdaq's proxy solicitation requirements for the fiscal year ended December 31, 2001, as required by Nasdaq's Marketplace Rules 4350(e) and 4350(g), respectively. The Company was also advised by Nasdaq that it had failed to meet the minimum market value of publicly held shares and the minimum bid price per share as required by Nasdaq's Marketplace Rules 4450(a)(2) and 4450(a)(5). The Company's common shares began trading over-the-counter on February 25, 2002 under the same symbol, "ALCI-OTCBB." The number of registered shareholders of record of common shares at December 31, 2002 was approximately 460.

B.         BACKGROUND OF THE TRANSACTION


           As of September 30, 2002, Allcity's statutory capital had eroded by more than $46.9 million or approximately 65% since 1998. Notes from a Board of Directors Meeting on December 17, 2001, highlighted numerous pending and potential adverse developments that could lead the Company into insolvency including:

           o          Environmental losses, lead paint and/or mold,

           o          World Trade Center catastrophe,

           o          Continuation of private passenger automobile business,

           o Continuation of LAD/CLAD (limited assignment distribution/commercial limited assignment distribution),

           o Buy out of Allcity minority interest - transaction costs and or shareholder suits,

           o          Problems at the Robert Plan,

           o Elimination of reinsurance cover (private passenger auto policies renewing after December 31, 2001),

           o          Workers' Compensation catastrophic losses,

           o          Severe storm losses (hurricane or ice),

           o Default or substandard performance by the TPA's (in addition to Robert Plan),

           o          Loss of key personnel,

           o Continued adverse regulatory development (New York State Insurance Department),

           o          Fraud.

           Given the numerous obstacles to executing the Company's strategy to enter into a successful claims runoff period while maintaining the Company's solvency, logically it makes sense to eliminate any unnecessary expenditures and costs. The estimated annual cost of running Allcity as a public company is estimated by management to be in a range between $150,000 and $200,000. Through purchasing the remainder of the public float, the Company will be alleviated of the financial burden of operating as a public company.

           On January 15, 2003, Allcity announced that it had received a proposal from its indirect parent company, Leucadia, the beneficial owner of approximately 91% of the outstanding Allcity common stock, for a possible tender offer to acquire all the outstanding shares of common stock of Allcity not already owned by Leucadia for $2.00 per share. The proposal stated that the acquisition of such shares by Leucadia would take the form of a tender offer by Leucadia, subject to customary conditions, as well as enough shares of Allcity's common stock being tendered so that, together with the shares Leucadia beneficially owned, Leucadia would beneficially own at least 95% of the outstanding shares of Allcity's common stock. Promptly following consummation of the tender offer and subject to the approval of the New York Insurance Department, the remaining shares of Allcity's common stock would be acquired by Leucadia's wholly-owned subsidiary, Empire Insurance Company ("Empire"), at the same cash price pursuant to a short form merger between Empire and Allcity under Section 7118 of the New York Insurance Law. The proposal would not be contingent on any financing conditions.

           The Special Committee informed SMH on March 10, 2003 that the proposed tender offer price had been increased from $2.00 per share to $2.75 per share.

C.         SUMMARY OF CRITICAL FACTORS TO SUPPORT SMH'S FAIRNESS OPINION


           Items which follow are noted to create a record of critical factors considered in conjunction with (a) our overall knowledge of fairness and business transactions from a financial point of view and (b) our business judgment in rendering a fairness opinion to the Special Committee. We define "fair market value" as "the price agreed upon between a willing buyer and a willing seller with each having full knowledge of all relevant facts and neither being under any compulsion to act."

           In preparing this memo, with Allcity's approval, we did not perform any audit or actuarial work, did not prepare appraisals of specific assets and did not verify the accuracy or completeness of information furnished to us by Allcity.

           SMH's engagement to furnish a fairness opinion in connection with the Transaction is set forth in an engagement letter agreement between SMH and Allcity dated January 23, 2002. The agreement involves a total fee of $50,000, reimbursement for reasonable out-of-pocket expenses and indemnification of SMH.

1. $2.75 is a substantial premium over where the stock traded prior to news of the Transaction.


           On January 15, 2003, when the proposed Transaction was announced, the average closing price for Allcity for the prior 30, 60, 90 and 120 days was $0.22, $0.26, $0.25, and $0.26 respectively.



                                [GRAPH OMITTED]



           The facts that (a) the price of Allcity's common stock prior to January 15, 2003 was a substantial discount to $2.75 per share and
           (b) even the current post-announcement price of approximately $1.75 per share is a discount to $2.75 per share are an important indication of the fairness of the Transaction. In addition, a public shareholder might feel that it would be unfair if he or she was not allowed to get $2.75 per share in the Transaction.

           Ninety-one percent of Allcity's common stock is beneficially owned by Leucadia. Thus, as indicated in the graph above, trading volume is extremely thin. We consider the Allcity market price to be somewhat inefficient and not representative of the fair market value of 100% of Allcity. Such trading could also be expected to involve a discount for a lack of control.

2.         Fair Market Value of 100% of Allcity: Valuation Methods
           There are four principal methods used in valuing insurance companies. Depending upon the situation, a valuator will select one or several methodologies to establish a range of values for the company.

           The four principal methods often used to value insurance companies are the (i) adjusted net book value method, (ii) trading market method, (iii) acquisition value method and (iv) present value of future profits method. The adjusted net book value method examines the fair market value of each asset and liability, including off-balance-sheet items. The trading market method relies on determination of value in relation to comparable publicly held insurance companies. Comparable insurance companies are those of a similar a size similar to the company being valued, whose products lines and mix are similar to the mix of the company being examined. The acquisition value method considers comparable acquisitions of insurance companies over the past several years. Examples of valuation factors for the acquisition value method include transaction values related to revenues and tangible net worth acquired and transaction values related to appropriate (statutory or GAAP) net worth. The present value of future profits method uses estimates of future profits and cash flows and present value calculations. Sometimes a capitalization of earnings approach is used to estimate the present value of future earnings.

           In December 2001, Leucadia's Board of Directors approved an orderly voluntary liquidation of the Empire Insurance Group (Empire Insurance Company owns over 84% of Allcity). Since the commencement of the voluntary liquidation, the Company has only accepted new business, predominantly voluntary private passenger automobile renewals, that it is obligated to accept by contract or New York insurance law. The Company no longer engages in any other business activities except for its claims runoff operations. Because Allcity is not profitable and its operations no longer reflect a normal going concern, the present value of future profits method is inappropriate.

           In the case of Allcity, the adjusted net book value method is appropriate because Allcity is being liquidated and has no earnings. (See Item 8 herein for discussion of the remaining two methods.)

3. There appears to be no one else interested in paying as much as $2.00, let alone $2.75, per share for Allcity.

           In July of 2002, the Company began a serious and reasonable effort to sell its assets and/or operations to any interested party. The Company developed and distributed a background information memorandum that used the adjusted net book value approach to estimate the "economic value" of the Company to an acquiror. Interested parties reviewed the memorandum with different transactions in mind. These transactions included an acquisition of the legal entities, a reinsurance transaction, purchasing the voluntary private passenger auto book of business or providing managing general agency (MGA) services.

           The companies contacted by the Company, including its reinsurance brokers, were considered to be industry leaders and specialists in acquiring run-off companies and providing reinsurance and other exit strategy solutions to property casualty insurers. However, as respects the potential sale of the legal entities and a reinsurance transaction, there was no serious interest expressed by any of the contacted companies. For the most part, the discussions with the contacted companies consisted of one or two informal telephone calls or meetings and only one party expressed serious interest. Ultimately that party declined to make an offer since it determined the upside potential was very limited and there was significant downside exposure. There were no formal bids or proposals received by the Company as respects a potential sale of the legal entities or a reinsurance transaction.

           The following list names each party to which the memorandum was distributed (with the type of potential transaction noted):

                      1) Folksamerica Re Solutions Ltd (acquisition)

                      2) Global Resource Managers (acquisition)

                      3) Chiltington International Inc. (acquisition)

                      4) National Indemnity Company (acquisition)

                      5) Benfield Blanch (acquisition)

                      6) Alan Grey Inc. (MGA services)

                      7) RSI International Solutions (MGA services)

                      8) AIG Reinsurance Advisors, Inc. (reinsurance)

                      9) Centre Insurance Company (reinsurance)

                      10) Interboro Mutual (private passenger auto book)

                      11) Country-Wide Insurance Company (private passenger auto book)

           In addition, there were other parties with whom the Company had discussions, but they did not receive a copy of the memorandum. The Company's management has stated that the feedback received from the potential acquirors indicated too much downside risk relative to upside potential in consummating a transaction. The inherent uncertainty in loss reserves was the primary area of concern. The same was true for the parties interested in a reinsurance transaction, and the cost to the Company for such a transaction was prohibitive.

           For managing general agency services (retain key management but outsource clerical functions), the Company did receive a proposal; however, the cost proposed was relatively equal to the Company's current cost (primarily for outsourcing clerical functions). Because of the equivalency in costs, the Company decided to keep the functions internal and reengineer and simplify the processes during late 2002 and 2003 in order to reduce headcount and lower costs.

           The Company also received an offer for the private passenger auto book. The offer was deemed cost prohibitive because it involved Empire paying $1.0 million to the interested party and because the offer only involved select markets of business.

           The fact that the Company, after making a reasonable effort, has been unable to generate interest from any potential buyers of 100% of Allcity at a price near to or greater than $2.75 per share is an important reason why the Transaction is fair to the Company's public shareholders. Moreover, the lack of such interest seems reasonable given the Company's poor financial outlook.

4.         Fair Market Value Per Share of Allcity
           As noted earlier, the adjusted net book value method estimates market value of each asset and liability, including off balance-sheet items. Liquidation value is a variation of this method and is appropriate in this case because liquidation is underway and appears to be the best strategy for Allcity's shareholders.

           The following page shows a summary of the adjusted net book value of Allcity's equity per share, based on estimates furnished by Allcity's management.

Adjusted Assets and Liabilities
-------------------------------

SMH reviewed an estimate, sent to SMH March 18, 2003, by Allcity management of
(a) the most likely fair market value as of December 31, 2002 of Allcity's assets, liabilities, equity and equity per share (which was $1.82) and (b) a range of approximate fair market value for Allcity's assets, liabilities, equity and equity per share (which was a range of $0.08 per share to $3.55 per share) and discussed these items with Mr. Whitenack, Allcity's Chief Financial Officer, in March, 2003. (Amounts in 000's)




                                                                                    PRELIMINARY
                                                                                       GAAP
                                                                                      BALANCE
                                                                                       SHEET
                                                                                    AT 12/31/02
                                                                                  -----------------
ASSETS
Investments available for sale, at market                                                   43,790
Short-term investments, at cost which approximates market                                   31,474
Investment in RAMIUS L.P., at market                                                         6,429
Cash                                                                                            47
Premiums receivable                                                                          1,002
Accrued investment income                                                                      405
Reinsurance balances receivable                                                            118,510
Prepaid reinsurance premiums                                                                   493
Due from affiliates                                                                          5,234
Other assets:
  Miscellaneous                                                                              1,081
                                                                                  -----------------
                                                                     TOTAL ASSETS          208,465
                                                                                  =================

LIABILITIES
Unpaid losses and loss adjustment expenses                                                 175,588
Unearned premiums                                                                            1,393
Reinsurance balances payable                                                                   780
Surplus note payable                                                                         7,249
Other liabilities:
  Miscellaneous                                                                              3,737

Reserve for future operating losses
                                                                                  -----------------
                                                                TOTAL LIABILITIES          188,747

CAPITAL
Common stock                                                                                 7,079
Additional paid-in capital                                                                   9,331
Accummulated other comprehensive income                                                        665
Retained earnings                                                                            2,643
                                                                                  -----------------
                                                                    TOTAL CAPITAL           19,718
                                                                                  -----------------
                                                    TOTAL LIABILITIES AND CAPITAL          208,465
                                                                                  =================

EQUITY VALUE PER SHARE                                                                      $ 2.79


** TABLE CONTINUED... **


                                                                             ECONOMIC VALUE ADJUSTMENTS
                                                                    --------------------------------------------
                                                                                                                    ADJUSTED
                                                                         LOSS AND LAE           RESERVE             ECONOMIC
                                                                           RESERVE             FOR FUTURE             VALUE
                                                                         DISCOUNTING           OPERATING             BALANCE
                                                                            AT 2%                LOSSES               SHEET
                                                                    --------------------------------------------------------------
ASSETS
Investments available for sale, at market                                                                                  43,790
Short-term investments, at cost which approximates market                                                                  31,474
Investment in RAMIUS L.P., at market                                                                                        6,429
Cash                                                                                                                           47
Premiums receivable                                                                                                         1,002
Accrued investment income                                                                                                     405
Reinsurance balances receivable                                                                                           118,510
Prepaid reinsurance premiums                                                                                                  493
Due from affiliates                                                                                                         5,234
Other assets:
  Miscellaneous                                                                                                             1,081
                                                                    --------------------------------------------------------------
                                                      TOTAL ASSETS                       -                    -           208,465
                                                                    ==============================================================

LIABILITIES
Unpaid losses and loss adjustment expenses                                          (3,362)                               172,226
Unearned premiums                                                                                                           1,393
Reinsurance balances payable                                                                                                  780
Surplus note payable                                                                                                        7,249
Other liabilities:
  Miscellaneous                                                                                                             3,737

Reserve for future operating losses                                                                      10,207            10,207
                                                                    --------------------------------------------------------------
                                                 TOTAL LIABILITIES                  (3,362)              10,207           195,592

CAPITAL
Common stock                                                                                                                7,079
Additional paid-in capital                                                                                                  9,331
Accummulated other comprehensive income                                                                                       665
Retained earnings                                                                    3,362              (10,207)           (4,202)
                                                                    --------------------------------------------------------------
                                                     TOTAL CAPITAL                    3,362              (10,207)           12,873
                                                                    --------------------------------------------------------------
                                     TOTAL LIABILITIES AND CAPITAL                       -                    -           208,465
                                                                    ==============================================================
                                                                                                                        ---------
EQUITY VALUE PER SHARE                                                              $ 0.47              $ (1.44)           $ 1.82
                                                                                                                        ---------

** TABLE CONTINUED... **


                                                                          POTENTIAL RANGE OF ECONOMIC VALUES - SCENARIO 1 (A)
                                                                    -------------------------------------------------------------

                                                                    ASSUME NET LOSS   ECONOMIC     ASSUME NET LOSS    ECONOMIC
                                                                     & LAE RSERVES     VALUE        & LAE RSERVES       VALUE
                                                                        ARE 10%       WITH 10%         ARE 10%        WITH 10%
                                                                       DEFICIENT     DEFICIENCY       REDUNDANT      REDUNDANCY
                                                                    -------------------------------------------------------------
ASSETS
Investments available for sale, at market                                                43,790                         43,790
Short-term investments, at cost which approximates market                                31,474                         31,474
Investment in RAMIUS L.P., at market                                                      6,429                          6,429
Cash                                                                                         47                             47
Premiums receivable                                                                       1,002                          1,002
Accrued investment income                                                                   405                            405
Reinsurance balances receivable                                                         118,510                        118,510
Prepaid reinsurance premiums                                                                493                            493
Due from affiliates                                                                       5,234                          5,234
Other assets:
  Miscellaneous                                                                           1,081                          1,081
                                                                    -------------------------------------------------------------
                                                      TOTAL ASSETS             -        208,465                   -    208,465
                                                                    =============================================================

LIABILITIES
Unpaid losses and loss adjustment expenses                                 5,844        178,070              (5,844)   166,382
Unearned premiums                                                                         1,393                          1,393
Reinsurance balances payable                                                                780                            780
Surplus note payable                                                                      7,249                          7,249
Other liabilities:
  Miscellaneous                                                                           3,737                          3,737
                                                                                                                             -
Reserve for future operating losses                                                      10,207                         10,207
                                                                    -------------------------------------------------------------
                                                 TOTAL LIABILITIES         5,844        201,435              (5,844)   189,748

CAPITAL
Common stock                                                                              7,079                          7,079
Additional paid-in capital                                                                9,331                          9,331
Accummulated other comprehensive income                                                     665                            665
Retained earnings                                                         (5,844)       (10,045)              5,844      1,642
                                                                    -------------------------------------------------------------
                                                     TOTAL CAPITAL         (5,844)         7,030               5,844     18,717
                                                                    -------------------------------------------------------------
                                     TOTAL LIABILITIES AND CAPITAL             -        208,465                   -    208,465
                                                                    =============================================================

EQUITY VALUE PER SHARE                                                   $ (0.83)        $ 0.99              $ 0.83     $ 2.64


** TABLE CONTINUED... **


                                                                       POTENTIAL RANGE OF ECONOMIC VALUES - SCENARIO 2 (B)
                                                                ------------------------------------------------------------------

                                                                ASSUME NET LOSS       ECONOMIC      ASSUME NET LOSS     ECONOMIC
                                                                 & LAE RSERVES          VALUE        & LAE RSERVES       VALUE
                                                                    ARE 21%           WITH 21%          ARE 21%         WITH 21%
                                                                   DEFICIENT         DEFICIENCY        REDUNDANT       REDUNDANCY
                                                                ------------------------------------------------------------------
ASSETS
Investments available for sale, at market                                                 43,790                          43,790
Short-term investments, at cost which approximates market                                 31,474                          31,474
Investment in RAMIUS L.P., at market                                                       6,429                           6,429
Cash                                                                                          47                              47
Premiums receivable                                                                        1,002                           1,002
Accrued investment income                                                                    405                             405
Reinsurance balances receivable                                                          118,510                         118,510
Prepaid reinsurance premiums                                                                 493                             493
Due from affiliates                                                                        5,234                           5,234
Other assets:
  Miscellaneous                                                                            1,081                           1,081
                                                                ------------------------------------------------------------------
                                                 TOTAL ASSETS                   -        208,465                  -      208,465
                                                                ==================================================================

LIABILITIES
Unpaid losses and loss adjustment expenses                                 12,272        184,498            (12,272)     159,954
Unearned premiums                                                                          1,393                           1,393
Reinsurance balances payable                                                                 780                             780
Surplus note payable                                                                       7,249                           7,249
Other liabilities:
  Miscellaneous                                                                            3,737                           3,737
                                                                                               -                               -
Reserve for future operating losses                                                       10,207                          10,207
                                                                ------------------------------------------------------------------
                                            TOTAL LIABILITIES              12,272        207,863            (12,272)     183,320

CAPITAL
Common stock                                                                               7,079                           7,079
Additional paid-in capital                                                                 9,331                           9,331
Accummulated other comprehensive income                                                      665                             665
Retained earnings                                                         (12,272)       (16,473)            12,272        8,070
                                                                ------------------------------------------------------------------
                                                TOTAL CAPITAL             (12,272)           602             12,272       25,145
                                                                ------------------------------------------------------------------
                                TOTAL LIABILITIES AND CAPITAL                   -        208,465                  -      208,465
                                                                ==================================================================
                                                                                       ---------                        --------
EQUITY VALUE PER SHARE                                                    $ (1.73)        $ 0.08             $ 1.73       $ 3.55
                                                                                       ---------                        --------

** TABLE COMPLETE **




Note: No negative adjustment has been made for the possibility of Empire Insurance Company's surplus becoming impaired and the related impact on Allcity's ability to collect its reinsurance receivables from Empire.

(A) a reserve development range of 10% was used in Scenario 1, which was deemed reasonable by management.

(B) a reserve devlopment range of 21% was used in Scenario 2, which was based on the range the Company's in-house actuary selected for his actuarial estimates at December 31, 2002.

Projected Cash Losses During Claims Runoff Period (2003-2018)

(Sent to SMH February 13, 2003)

--------------------------------------------------------------------------   -------------------------------------------------

                                                                 2002           2003              2004            2005
                                                                ACTUAL        FORECAST          FORECAST        FORECAST
--------------------------------------------------------------------------   -------------------------------------------------
Net Earned Premiums                                               $ 4,158          $ 1,525           $ 958           $ 575

Losses Incurred                                                     5,205            1,102             690             414

Loss Adjustment Expenses                                            4,141            1,272             919             552

Commissions                                                            80               24              13               8

Taxes                                                                 185               68              43              26

Other Underwriting Expenses                                         2,957            3,016           1,843           1,106

Service Fee Expense                                                   315              404             212             127

                                                            --------------   -------------------------------------------------
Total Deductions                                                   12,882            5,886           3,720           2,232


Gain (Loss) from Underwriting                                      (8,724)          (4,361)         (2,763)         (1,658)

Net Investment Income                                               2,529            1,890           1,181             708

Agents Balance Charged Off                                         (1,904)             (90)            (29)            (17)
Dividends to Policyholders                                              1                -               -               -
WC Fund Accrual Takedown                                            2,970                -               -               -
Installment Fees and Other Income                                     809               36               7               4
BRP Sublease (Expense)/Income                                          54               54              54              53
Tower Transfer Fee Income                                             237                -               -               -
                                                            --------------   -------------------------------------------------
     Other (Expenses) Income                                        2,167               (0)             32              40
                                                            --------------   -------------------------------------------------

Statutory Basis Pretax Net (Loss) Income                         $ (4,027)        $ (2,471)       $ (1,550)         $ (909)
                                                            ==============   =================================================

Realized capital gains/(losses)                                     1,409                -               -
Federal Income Tax (Benefit)                                            -                -               -

STAT Net (Loss) Income                                           $ (2,619)        $ (2,471)       $ (1,550)         $ (909)
                                                            ==============   =================================================


SAP to GAAP adjustments:
Bad debts                                                             218                -               -               -
OPEB                                                                  (36)             (35)            (35)            (21)
BRP sublease income                                                   (54)             (54)            (54)            (53)
System cost amortization                                             (825)               -               -
Surplus note interest @ 4.25%                                        (136)            (298)           (298)
Other items, net                                                     (199)               5               -               -

                                                            --------------   -------------------------------------------------
GAAP Net (Loss) Income                                           $ (3,651)        $ (2,853)       $ (1,937)         $ (983)
                                                            ==============   -------------------------------------------------

Adj. to Exclude Invest Income included in 2% Reserve Disc.                          (1,268)           (838)           (503)

                                                                             -------------------------------------------------
Adjusted GAAP Net (Loss) Income                                                   $ (4,121)       $ (2,775)       $ (1,486)
                                                                             =================================================

                                                                             -------------------------------------------------
Present Value of Adjusted GAAP Net (Loss) Income                                  $ (4,080)       $ (2,694)       $ (1,414)
                                                                             =================================================


** TABLE CONTINUED... **


-----------------------------------------------------------------------------------------------------------------------------
                                                                                                   2008            TOTAL
                                                                  2006            2007          THRU 2018        2003 THRU
                                                                FORECAST        FORECAST         FORECAST           2018
-----------------------------------------------------------------------------------------------------------------------------
Net Earned Premiums                                                  $ 345           $ 207            $ 309          $ 3,918

Losses Incurred                                                        248             149              223            2,825

Loss Adjustment Expenses                                               331             199              297            3,569

Commissions                                                              5               3                4               57

Taxes                                                                   15               9               14              176

Other Underwriting Expenses                                            664             398              595            7,622

Service Fee Expense                                                     76              46               68              934

                                                            -----------------------------------------------------------------
Total Deductions                                                     1,339             804            1,201           15,182


Gain (Loss) from Underwriting                                         (995)           (597)            (892)         (11,264)

Net Investment Income                                                  425             255              381            4,840

Agents Balance Charged Off                                             (10)             (6)              (9)            (163)
Dividends to Policyholders                                               -               -                -                -
WC Fund Accrual Takedown                                                 -               -                -                -
Installment Fees and Other Income                                        3               2                2               54
BRP Sublease (Expense)/Income                                           53              53              583              849
Tower Transfer Fee Income                                                -               -                -                -
                                                            -----------------------------------------------------------------
     Other (Expenses) Income                                            45              48              576              741
                                                            -----------------------------------------------------------------

Statutory Basis Pretax Net (Loss) Income                            $ (524)         $ (293)            $ 65         $ (5,683)
                                                            =================================================================

Realized capital gains/(losses)                                                                                            -
Federal Income Tax (Benefit)                                                                                               -

STAT Net (Loss) Income                                              $ (524)         $ (293)            $ 65         $ (5,683)
                                                            =================================================================


SAP to GAAP adjustments:
Bad debts                                                                                                                  -
OPEB                                                                   (13)             (8)             (11)            (122)
BRP sublease income                                                    (53)            (53)            (583)            (850)
System cost amortization                                                                                  -                -
Surplus note interest @ 4.25%                                                                             -             (595)
Other items, net                                                         -               -                -                5

                                                            -----------------------------------------------------------------
GAAP Net (Loss) Income                                              $ (590)         $ (354)          $ (529)        $ (7,246)
                                                            -----------------------------------------------------------------

Adj. to Exclude Invest Income included in 2% Reserve Disc.            (302)           (181)            (271)          (3,362)

                                                             ----------------------------------------------------------------
Adjusted GAAP Net (Loss) Income                                     $ (892)         $ (535)          $ (800)       $ (10,608)
                                                             ================================================================

                                                             ----------------------------------------------------------------
Present Value of Adjusted GAAP Net (Loss) Income                    $ (832)         $ (489)          $ (697)       $ (10,207)
                                                             ================================================================


** TABLE COMPLETE **


-------------------------------
(A) Future cash losses discounted at 2% per year. (See comments on pages 16, 17 and 20.)

    Note: These forecasts already assume that Allcity's cost of being public and most administrative costs have been eliminated. Corporate salaries are included in loss adjustment expenses and other underwriting expenses.

The following items should be considered in analyzing and evaluating the Fair Market Values Per Share on the Adjusted Book Value Balance Sheet:

           a) All "Per Share" amounts are based on common shares outstanding of 7,078,625 (i.e., the actual number on both December 31, 2002 and currently).

           b) The preliminary book value per share at December 31, 2002 is based on the unaudited preliminary GAAP balance sheet. All assets and liabilities, including investments, are either marked to market or their book values are believed to approximate market. Management believes all assets will be recovered without any material impairment and liabilities are materially adequate. It should be noted that loss and LAE reserves are subject to potential adverse or redundant development. Allcity's single largest asset is a reinsurance recoverable from Empire Insurance Company ("Empire"), which totaled $91.3 million at December 31, 2002. If Empire's statutory basis surplus was to become impaired as a result of adverse reserve development or some other reason, Allcity could potentially not recover a portion of its recoverable from Empire.

           c)         The fair market value adjustments consist of:

                      1) Loss and LAE reserve discounting using estimated payout patterns and a discount rate of 2%. The 2% discount rate was selected by management primarily for the following reasons:

                                 a)         2% is the average rate of return
                                            management reasonably expects the
                                            Company's invested assets to
                                            generate during the run-off period.
                                            The average duration of the
                                            Company's invested assets is
                                            currently less than one year and
                                            management does not expect to
                                            significantly increase average
                                            duration due to the expected timing
                                            of the payment of losses, LAE,
                                            operating expenses and other cash
                                            transactions. Management believes
                                            the duration of the Company's assets
                                            and liabilities are reasonably
                                            matched after considering the
                                            uncertainty of the timing of actual
                                            loss and LAE payment activity during
                                            the Company's voluntary run-off.
                                            Given the short duration of the
                                            investment portfolio and current
                                            market yields, the 2% average return
                                            is what the Company currently
                                            expects to earn.

                                 b)         The investments held by property
                                            casualty insurance companies,
                                            including Allcity, are subject to
                                            investment limitations and other
                                            requirements designed by the New
                                            York Insurance Department ("NYID")
                                            to ensure that insurance reserves
                                            are invested in conservative assets
                                            to protect against loss of capital
                                            and income. Accordingly, the Company
                                            is limited in what types of
                                            investments it is permitted to
                                            invest in and, therefore, the
                                            opportunity to increase investment
                                            return by investing in less
                                            conservative investments is limited.

                                 c)         Due to NYID regulations and laws
                                            covering insurance company invested
                                            assets, a potential buyer of Allcity
                                            would be required to keep the
                                            Company's invested assets and
                                            surplus in the Company and could not
                                            use those investments or surplus for
                                            its own purpose or reinvestment in
                                            an effort to increase its return on
                                            investment.

                      2) A reserve for future operating losses for 2003 through 2018. This reserve has been discounted using a discount rate of 2%.

           d)         Budget assumptions for 2003 and 2004:

                      1) 2002 preliminary numbers are in the process of being audited by the Company's external auditors. Management does not expect any material changes.

                      2) Premiums for 2003 and 2004 include private passenger auto premiums with a monthly non-renewal rate of 60% for Jan thru May of 2003 and 45% thereafter. Balance of premiums represents estimated fair plan and pool assessments. There are no reinsurance premiums included in the plan as all contracts expired or were non-renewed effective 12/31/01. There are also no additional retrospective premium cession included in 2003 and 2004.

                      3) Losses for 2003 and 2004 include private passenger auto at an expected blended loss ratio of 67.5%. Balance of losses represents estimated fair plan and pool assessments. No adverse reserve development or redundancies are included in 2003 and 2004.

                      4) LAE for 2003 and 2004 includes allocation of operating expense budgets and direct costs for legal fees, investigations, medical reports and outsource fees. The estimated LAE reserves at December 31, 2003 and 2004 have been maintained at 19.2%, as a percentage of estimated net loss reserves, which is comparable to 2002.

                      5) Commissions for private passenger auto are budgeted at zero since the commission rate was cut to zero in May 2002. Commission dollars for 2003 and 2004 represents estimated fair plan and pool assessments.

                      6) Taxes for 2003 and 2004 represent estimates for the New York franchise tax and other tax assessments.

                      7) Other underwriting expenses represent budgeted operating expenses including salaries, benefits, rent, legal and consulting, system cost, etc. The 2003 numbers are based on detailed budgets prepared by each department. The 2004 numbers were estimated based on expected percentage reductions from the 2003 budget after factoring in anticipated headcount cuts and volume related reductions.

                      8) Service fee expense includes the costs of the Boston office operation, which handles the Mass Taxi and New Hampshire CAIP pools, and the LAD and CLAD buyout fees. Since the LAD and CLAD pools are assessed on a 2-year lag, there are no CLAD fees budgeted for 2004 since there were no voluntary commercial auto writings in 2002.

                      9) Net investment income is based on estimated projected income. The average yield assumptions used for the long term, short term and RAMIUS LP portions of the investment portfolio were 3.25%, 1.8%, 5.0% for 2003 and 2.75%, 1.8% and
                                 5.0% for 2004, respectively. No gains or losses on sales of investments are budgeted since the average duration of the portfolio is expected to remain very short.

                      10) Agents Balances charged off represent uncollectible premiums. The majority of the 2003 plan is for expected Mass Taxi pool write-offs; the balance is for private passenger auto. For 2004, there are no Mass Taxi pool write-offs expected since writings were curtailed effective 1/1/03 on a new and renewal basis.

                      11) The projections do not include the effects of any proposed tender offer or merger and do not assume repayment of the surplus note issued by Allcity to Empire.

           e) The 2005 through 2018 future operating loss estimates are based on an assumed 60% annual decline beginning in 2005. The reserve assumes a self-managed run off with no additional cost a third party would charge Allcity if a decision was made to outsource the run-off at some point in the future. A third party could potentially charge up to a 25% to 30% mark-up. The reserve also assumes the surplus note issued to Empire will be repaid by the end of 2004.

           f) For purposes of establishing a potential range of fair market values per share, the Company has also calculated a fair market value per share assuming both a 10% net reserve deficiency and a 10% net reserve redundancy.

5.         Further comments on 2% Assumed Discount Rate.

           In reviewing the reasons noted by management on pages 16-17 of this memo for assuming a 2% discount rate, we agreed with the logic that a buyer's financial model for Allcity would assume that the funds to pay future insurance losses (net of proceeds from reinsurance) would come from Allcity's investment portfolio. Based on recent conversation with insurance people plus a conference call on 2/27/03 with Doug Whitenack and Allcity's in-house actuary, David Christhilf, we believe that a buyer would assume a discount rate of 2-3%, in part because a buyer would be able to revise the investment portfolio to have a somewhat longer average maturity and thus a somewhat higher yield. A buyer's consideration of risk in Allcity might lead to a reduction in the assumed discount rate.

           We considered using 3% in a revised "adjusted balance sheet analysis" and noted the following changes in values:

           (in 000's)                                      12/31/02
                                                          Book Value           2% Case            3% Case
                                                          ----------           -------            -------
         Liability for losses & LAE:                       $175,588
         Asset for reinsurance:                             118,510
                                                          ---------
           Net Liability                                    $57,078             $53,716            $52,194
           Amount of this adjustment:                                             3,362              4,884

         Reserve for future operating losses:                   -0-              10,207             10,020

         Net increase in total liabilities:                                       6,845              5,136

         Resulting decrease in equity:                                            6,845              5,136

         Resulting equity                                   $19,718             $12,873            $14,582

         Shares outstanding                                                       7,079              7,079

                                                                          --------------
         Equity value per share                                                   $1.82              $2.06
                                                                          --------------

         Range of equity value per share:
              High (21% range)                                                    $3.55              $3.79
              Low (21% range)                                                     $0.08              $0.33

           In considering these calculations, we also recognized that the risk of Empire (an "F" rated insurance company) might become insolvent, in which case the value of Allcity would be much less because Empire would be unlikely to pay all of its reinsurance obligations to Allcity. As noted by prospective buyers of Allcity contacted earlier, there are many risks that Allcity's future results will be worse than expected and relatively few reasons why the future results would be better than expected.


6.         Buyer's ROI

           The discount rates of 2-3% assumed by a buyer in adjusting Allcity's balance sheet are appropriate for the reasons stated, but are, of course, much lower that the rate of return on investment ("ROI") that buyer's of typical companies, including property/casualty insurance companies, would expect. A typical ROI might be 14-18% or more, higher than a typical corporate cost of capital of 11-13% (both debt and equity) because of the risks involved in Allcity.

           A buyer of Allcity, as we have noted, would plan to liquidate Allcity fairly quickly. The buyer would assume that he is buying an entity that will lose money for several years (no chance of an early operating profit) and later would end up with perhaps roughly $5-20 million of remaining liquid assets and no liabilities (note that Scenario 2 on page 15 has a range of $1 - 25 million of equity value). There would be a risk that Empire would become insolvent and thus that the remaining Allcity assets would be much less than expected. With 7.1 million shares outstanding, it seems very unlikely that any buyer would pay over $2.75 per share for Allcity today.

7. As noted in Item 4 above, our logic for evaluating the fairness of the proposed Transaction to the Shareholders of Allcity involved estimating a reasonable range for the current fair market value per share of Allcity and comparing that range to the $2.75 cash value to be received.

--------------------------------------------------------------------------------

   Estimated Fair Market Value Per Share of Allcity

   "Given Up" (per analysis in Item 4 herein)......................$0.08 - 3.55

   Approximate Mid-Point and "Most Likely" Value Per Share................$1.82

   Cash Value "Received" .................................................$2.75

   Premium of $2.75 over $1.82..............................................51%

--------------------------------------------------------------------------------


           Since the cash value of $2.75 is 50% above the mid-point of $1.82 and within a range of $0.08 - 3.55, the Transaction appears to be fair to Allcity's public shareholders.

8. We discussed with the Company's Chief Financial Officer, Doug Whitenack, his knowledge of any recent transactions comparable to the Transaction and he stated that he is unaware of any such transactions. Additionally, we independently looked for comparable transactions by searching the Capital IQ and Mergerstat databases for transactions that met all of the following criteria: (i) the target was classified as a property and casualty insurer (948 transactions in the database); (ii) the target had negative LTM earnings before interest and taxes ("EBIT") (17 transactions); (iii) the target had LTM (as of the closing date of the transactions) revenues of less than $50 million (1 transaction); and (iv) the transaction closed within the last 12 months (1 transaction). These criteria are appropriate as they are all defining characteristics of Allcity. This search yielded only one transaction, and the transaction involved the purchase of a chain of private insurance agencies that were not in a state of liquidation, meaning the target was not comparable to Allcity.

           Then we expanded our search to include targets with LTM revenues of less than $300 million. This search produced two additional transactions. However, neither of these transactions involved a target in liquidation. Thus, neither target was comparable to

           Allcity. Our conclusion is that, in data reasonably available to us, there are no recent transactions involving companies that are comparable to Allcity, and thus the "acquisition value method" of valuation is not appropriate.

           We also discussed with Mr. Whitenack his knowledge of any publicly traded company comparable to Allcity and Mr. Whitenack stated that he did not know of any such companies. We independently verified Mr. Whitenack's statement by searching Capital IQ's database for comparable public companies that met all of the following criteria;
           (i) the comparable is classified as a property and casualty insurer (181 companies); (ii) the comparable has LTM revenues of less than $50 million (25 companies); (iii) the comparable has negative LTM EBIT 10 companies); and (iv) the target has a market capitalization of less than $50 million (Allcity's market capitalization as of 3/18/03 was approximately $12.4 million) (10 companies). The search produced the following 10 comparable public companies (including Allcity):

 1.  Insurance Management Solutions          6.  AlphaStar Insurance Group Ltd.
 2.  Unico American Corp.                    7.  Cumberland Technologies
 3.  Allcity Insurance Company               8.  Universal Insurance Hldgs
 4.  London Pacific Group Ltd. (ADR)         9.  HomeLife, Inc.
 5.  Corniche Group Inc.                     10. Accel International Corp

           None of these companies, however, were in a liquidation stage as of the Valuation Date and thus the "trading market method" of valuation is not appropriate or useful.

           Accordingly, we did not use either (a) the acquisition value method or (b) the trading market method in valuing Allcity.

9. Mr. Whitenack believes that the proposed tender offer at $2.75 per share from Leucadia is the best alternative for the public shareholders of Allcity, even if other potential buyers are contacted and an auction is conducted. SMH believes Mr. Whitenack has an excellent understanding of both (a) the expected future operating performance of Allcity during the claims runoff period and (b) the estimated fair market value of Allcity's assets, liabilities and future obligations.

10. Based on a letter sent to SMH March 12, 2003 outlining the proposed tender offer, it appears that there is no plan for a provision requiring approval of a majority of the public shareholders.

11.        Subsequent Material Events Involving Allcity
           We discussed with management of Allcity whether any material changes in the affairs and values of Allcity had taken place since December 31, 2002, and management of Allcity stated that no material changes had occurred.

12. On 3/14/03, we talked to the Company's Chief Operating Officer, Rocco Nittoli and Chief Financial Officer, Doug Whitenack, and they were not aware of any reason why the Transaction is not fair to the Company's public shareholders.

13. In the context of SMH's fairness opinion for Allcity's public common shareholders, "fair" would seem to be comparable to "reasonable," "just" and "equitable" as those words apply to a business transaction. These adjectives imply that the transaction shows little or no evidence of favoritism, bias, undue pressure or lack of objective, informed negotiating between the parties involved. "Fair" involves not only what is legal and ethical, but also what is in the best interest of all parties involved.

           "Fair" is not, however, synonymous with "the best possible," especially in the context of a merger, acquisition or other financial transaction. "Fair" recognizes that if ten experts were asked to suggest a "fair market value" for a normal company, ten different values would probably result. If each expert was well informed and unbiased, the entire range of values might be considered "fair" prices for selling or merging the Company, but only one value would be the "best."